Exhibit 99.3

Interim condensed consolidated financial
statements of Liminal BioSciences Inc.
For the quarter and six months ended
June 30, 2022

LIMINAL BIOSCIENCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	June 30,	December 31,

	2022	2021

ASSETS
Current assets
Cash and cash equivalents	$55,805	$108,490
Accounts receivable	1,480	1,068
Prepaids	2,877	5,071
Assets held for sale (note 3)	829	—

Total current assets	60,991	114,629

Other long-term assets	197	362
Capital assets	4,496	5,483
Right-of-use assets	1,356	1,609
Intangible assets	3,380	3,516
Deferred tax assets	454	454

Total assets	$70,874	$126,053

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$8,491	$7,343
Current portion of lease liabilities (note 4)	9,530	7,194
Current portion of provision (note 5)	7,971	3,957

Total current liabilities	25,992	18,494

Long-term portion of lease liabilities (note 4)	13,587	15,277
Long-term portion of provision (note 5)	13,196	18,238
Warrant liability (note 6)	447	1,754
Long-term debt (note 7)	—	38,311
Other long-term liabilities	—	98

Total liabilities	$53,222	$92,172

EQUITY
Share capital (note 8a)	$979,849	$979,849
Contributed surplus (note 8b)	45,265	44,109
Warrants (note 8c)	95,856	95,856
Accumulated other comprehensive loss	(3,006)	(3,010)
Deficit	(1,090,703)	(1,074,167)

Equity attributable to owners of the parent	27,261	42,637
Non-controlling interests	(9,609)	(8,756)

Total equity	$17,652	$33,881

Total liabilities and equity	$70,874	$126,053
Going concern (note 1), subsequent event (note 10)
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Canadian dollars except for per share amounts)

	Quarter ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenues	$157	$25	$157	$235

Expenses
Research and development expenses	3,942	3,951	8,317	8,835
Administration expenses	4,647	8,551	9,541	16,688
Impairment	—	341	—	341
Gain on foreign exchange	(1,745)	(480)	(959)	(307)
Finance costs	868	1,661	2,227	2,833
Loss on extinguishment of liabilities (note 7)	—	—	212	—
Change in fair value of financial instruments measured at fair value through profit or loss (note 6)	(1,064)	(1,402)	(1,307)	(1,556)
Loss from continuing operations, net of taxes of $nil	$(6,491)	$(12,597)	$(17,874)	$(26,599)

Discontinued operations
Gain (loss) on sale of discontinued operations, net of income taxes $nil (note 3)	—	10,698	(600)	10,698
Income (loss) from discontinued operations, net of taxes of $nil (note 3)	266	(30,234)	1,085	(37,081)
Total income (loss) from discontinued operations	266	(19,536)	485	(26,383)

Net loss	$(6,225)	$(32,133)	$(17,389)	$(52,982)

Net (loss) income attributable to:

Non-controlling interests in continuing operations	$(288)	$(93)	$(853)	$(677)
Owners of the parent
- Continuing operations	(6,203)	(12,504)	(17,021)	(25,922)
- Discontinued operations	266	(19,536)	485	(26,383)
	$(5,937)	$(32,040)	$(16,536)	$(52,305)

Net loss	$(6,225)	$(32,133)	$(17,389)	$(52,982)

Income (Loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.20)	$(0.42)	$(0.55)	$(0.87)
From discontinued operations	0.01	(0.65)	0.02	(0.88)
Total loss per share	$(0.19)	$(1.07)	$(0.53)	$(1.75)
Weighted average number of outstanding shares (in thousands)	31,043	29,944	31,043	29,944
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Quarter ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net loss	$(6,225)	$(32,133)	$(17,389)	$(52,982)

Other comprehensive (loss) income
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	(7)	35	4	57
Exchange differences on translation of foreign operations from discontinued operations	—	(104)	—	(140)
Reclassification of exchange differences on translation of foreign operations sold to consolidated statement of operations (note 6)	—	(44)	—	(44)

Total other comprehensive income (loss)	$(7)	$(113)	$4	$(127)

Total comprehensive loss	$(6,232)	$(32,246)	$(17,385)	$(53,109)

Total comprehensive income (loss) attributable to:

Non-controlling interests	$(288)	$(93)	$(853)	$(677)

Owners of the parent
- Continuing operations	(6,210)	(12,469)	(17,017)	(25,865)
- Discontinued operations	266	(19,684)	485	(26,567)

Total comprehensive loss	$(6,232)	$(32,246)	$(17,385)	$(53,109)
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

	Equity (deficiency) attributable to owners of the parent
	Share capital $	Contributed surplus $	Warrants $	Foreign currency translation reserve $	Deficit $	Total $	Non- controlling interests $	Total equity $

Balance at January 1, 2021	977,261	39,877	95,856	(2,846)	(1,087,049)	23,099	(8,087)	15,012
Net loss	—	—	—	—	(52,305)	(52,305)	(677)	(52,982)
Foreign currency translation reserve	—	—	—	(83)	—	(83)	—	(83)
Reclassification of exchange differences on translation of foreign operations to consolidated statement of operations (note 6)	—	—	—	(44)	—	(44)	—	(44)
Share-based payments expense (note 8b)	—	1,866	—	—	—	1,866	—	1,866
Share-based compensation paid in cash (note 8b)	—	(21)	—	—	—	(21)	—	(21)

Balance at June 30, 2021	977,261	41,722	95,856	(2,973)	(1,139,354)	(27,488)	(8,764)	(36,252)
Balance at January 1, 2022	979,849	44,109	95,856	(3,010)	(1,074,167)	42,637	(8,756)	33,881
Net loss	—	—	—	—	(16,536)	(16,536)	(853)	(17,389)
Foreign currency translation reserve	—	—	—	4	—	4	—	4
Share-based payments expense (note 8b)	—	1,156	—	—	—	1,156	—	1,156

Balance at June 30, 2022	979,849	45,265	95,856	(3,006)	(1,090,703)	27,261	(9,609)	17,652
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)

Six months ended June 30	2022	2021
Cash flows used in operating activities
Net loss from continuing operations during the period	$(17,874)	$(26,599)
Net income (loss) from discontinued operations during the year	485	(26,383)

Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	855	6,129
Gain from disposition of capital and intangible assets	—	(335)
Loss (gain) on sale of discontinued operations (note 3)	600	(10,698)
Change in fair value of financial instruments measured at fair value through profit or loss (note 6)	(1,307)	(1,556)
Impairment losses	—	341
Loss on extinguishment of liabilities (note 7)	212	—
Provision expense (note 5)	(1,028)	21,928
Share-based payments expense (note 8b)	1,156	1,845
Depreciation of capital assets	170	1,121
Depreciation of right-of-use assets	252	736
Amortization of intangible assets	141	922
	(16,338)	(32,549)
Change in non-cash working capital items	2,515	2,902
	$(13,823)	$(29,647)
Cash flows used in financing activities
Repayment of principal on long-term debt (note 7)	(39,123)	—
Repayment of interest on long-term debt	—	(973)
Payments of principal on lease liabilities (note 4)	(294)	(3,752)
Payment of interest on lease liabilities (note 4)	(98)	(1,251)
Debt, share and warrants issuance and repayment costs (note 7)	(40)	(158)
	$(39,555)	$(6,134)
Cash flows from investing activities
Additions to capital assets	(13)	(208)
Additions to intangible assets	(3)	(118)
Proceeds from sale of discontinued operations business	—	21,400
Transaction costs paid relating to the sale of discontinued operation business	—	(265)
Proceeds from disposal of capital assets	—	49
Release of restricted cash	—	161
Interest received	142	39
	$126	$21,058

Net change in cash and cash equivalent during the period	(53,252)	(14,723)
Net effect of currency exchange rate on cash and cash equivalents	567	(704)
Cash, beginning of period	108,490	45,075
Cash and cash equivalents, end of the period	$55,805	$29,648
Comprising of:
Cash	42,914	29,648
Cash equivalents	12,891	—
	$55,805	$29,648
Cash flows from discontinued operations presented in note 3.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

1.	Nature of operations and going concern
Liminal BioSciences Inc. or Liminal, or the Company, is incorporated under the Canada Business Corporations Act and is a publicly traded development-stage biopharmaceutical company (Nasdaq symbol: LMNL) focused on developing distinctive novel small molecule therapeutics for inflammatory, fibrotic and metabolic diseases using its drug discovery platform and data-driven approach. Following the decision to discontinue fezagepras development in July 2022, the Company’s pipeline is currently made up of two development programs, the GPR84 antagonist and OXER1 antagonist programs, which are each at the preclinical stage.
The Company’s registered office is located at 231 Dundas Street East, Belleville, Ontario, K8N 1E2 and its principal executive office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has active business operations in Canada and the United Kingdom.
Structured Alpha LP, or SALP, is Liminal’s majority and controlling shareholder and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd., or Thomvest, is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement.
The interim condensed consolidated financial statements for the quarter and six months ended June 30, 2022, or interim financial statements, are presented in Canadian dollars, $ or CAD, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting standards Board, or IASB, on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.
During the six months ended June 30, 2022, the Company incurred a net loss from continuing operations of $17.9 million ($26.6 million for the six months ended June 30, 2021) and had negative operating cash flows, including continuing and discontinued operations, of $13.8 million ($29.6 million for the six months ended June 30, 2021). At June 30, 2022, the Company had an accumulated deficit of $1,090.7 million ($1,074.2 million at December 31, 2021) and a working capital of $35.0 million ($96.1 million at December 31, 2021).
With Liminal’s discontinuation of the development of its lead small molecule product candidate, fezagepras, in July 2022, Liminal’s main activities relate to its preclinical development of small molecule drug candidates. The Company’s cash runway is dependent on the research programs currently underway, the pace of their progression and their outcome, as well as those planned to be undertaken in the short term. As such, there is always a degree of uncertainty in regards to the outcome or cost of those programs. The cash runway is also dependent on decisions the Company makes in terms of managing its capital, including raising capital through the issuance of debt and equity or repaying financial obligations before their maturity, and the Company’s ability to conclude such financing transactions at an acceptable cost. The need to complete multiple financing transactions in the future is likely to continue until the Company can generate sufficient product revenues to finance its cash requirements. Management may revert to a variety of sources for financing future cash needs including public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources.
Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital to the extent needed, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical programs which are critical to the realization of its business plan. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	Material accounting policies

a)	Accounting framework
These interim financial statements have been prepared in accordance with
IAS 34, Interim financial reporting
. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS and can be found at www.sec.gov/edgar and at www.sedar.com.
These interim financial statements were approved for issue on August 8, 2022 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b)	New standards and interpretations adopted
The accounting policies used in our interim financial statements are consistent with those we applied in our December 31, 2021 audited annual consolidated financial statements except for the adoption of the following amendments on January 1, 2022.
Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets
(IAS 37)
-
IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The adoption of these amendments had no impact on the computation of our provision.
Amendment to
IFRS 9 Financial Instruments (
IFRS 9)
- IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The adoption of the amendment had no impact on the interim financial statements and will be applied to financial liabilities that are modified after the date of adoption.

c)	New standards and interpretations not yet adopted
The IFRS accounting standards, amendments, and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are as follows:
Amendments to I
AS 8, Accounting policies
,
Changes in Accounting Estimates and Errors
(IAS 8)
- The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

Amendments to
IAS
 1, Presentation of Financial Statements
(IAS 1)
- IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current.
The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.
The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.
Amendments to IAS 12,
Income taxes
(IAS 12)
- The amendments to IAS 12 clarify the accounting for deferred tax assets or liabilities arising from a single transaction such as leases, namely that the scope of the recognition exemption no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.
The Company is evaluating the impact of the amendments to IAS 8, IAS 1 and IAS 12 on its consolidated financial statements.

d)	Significant accounting judgements and estimation uncertainty
The preparation of these interim financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant judgments made and critical accounting estimates applied by us and disclosed in the consolidated financial statements for the year ended December 31, 2021, remain unchanged.

3.	Discontinued operations
The Company entered into various agreements, including two share purchase agreement(s), or SPA(s), in 2021 for the sale of businesses and assets that were no longer part of its core strategy and continues to take steps towards the divestment of non-core
assets and the settlement of liabilities that were not disposed of in 2021.
Discontinued operations for the periods presented in the interim financial statements comprise the revenues and expenses of operations and the gains and transaction expenses related thereto, for the following activities and assets:

•
four subsidiaries namely Prometic Plasma Resources Inc. (PPR), Prometic Plasma Resources USA Inc. (PPR USA), Prometic Bioproduction Inc. (PBP) and Prometic Biotherapeutics Inc. (PBT), which were formerly part of the plasma-derived therapeutics segment and which were sold, together with the Priority Review Voucher (PRV), in a series of transactions in 2021, and another subsidiary, Prometic Biotherapeutics Ltd, also part of the same segment, which operations have ceased; and

•	the operating costs of the Labrosse facility, located in Pointe-Claire, Québec.

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

All amounts relating to the activities above have been presented as discontinued operations in the current and prior periods. More specifically, we have restated the prior periods to remove the impact of those operations from all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the income (loss) from discontinued operations lines in the interim financial statements. The proceeds and expenses pertaining to the sale of the businesses and assets are included as part of the gain (loss) on sale of discontinued operations.
The sale of PPR and PPR USA, the plasma collection centers, to Kedrion S.p.A, or Kedrion, closed on May 21, 2021. Concurrently with the closing of this transaction, the Company entered into an option agreement, or Option, which granted Kedrion the right to acquire the Ryplazim
®
business by June 15, 2021 which was subsequently extended to June 22, 2021. The SPA for the Ryplazim
®
business was signed on June 2, 2021, with the sale of PBP subsequently closing on July 9, 2021. Between the original expiry date of the Option and the sale of PBP, the Company received additional proceeds compensating the Company for the extension of the Option and the operating costs of PBP until that date. On August 6, 2021, PBT entered into a definitive agreement for the sale of the PRV for proceeds of USD 105 million. The sale of the PRV closed on September 28, 2021 with Liminal receiving $130,966 (net of selling costs of $1,891
)
. The sale of PBT closed on October 15, 2021.
As part of the SPAs signed with Kedrion, the Company may be required to indemnify the buyer if certain events occur following the closing of each sale transactions, subject to contractual limitations on such indemnifications. The buyer has made certain claims for indemnification since the transactions originally closed which are still under evaluation. Estimates of potential payments and actual payments, if any, are/will be recorded against the gain on sale of discontinued operations, in the period an indemnification obligation becomes known.
The Labrosse plant, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, met the criteria to be classified as held for sale during the quarter ended March 31, 2022, and is presented as such in the consolidated statement of financial position at June 30, 2022.

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

Gain on sale of discontinued operations
The details of the gain on sale of discontinued operations during the quarter and six months ended June 30, 2022 and 2021 are provided in the table below.

	Quarter ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Sale of plasma collection centers
Proceeds received	$—	$12,826	$—	$12,826
Less:
Carrying amount of net assets sold	—	10,849	—	10,849
Transaction costs	—	204	—	204
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	—	(44)	—	(44)
Gain on sale of plasma collection centers	$—	$1,817	$—	$1,817

Sale of Ryplazim business
Proceeds received	$—	$9,084	$—	$9,084
Less:
Indemnification adjustments	—	—	600	—
Transaction costs	—	203	—	203
Gain (loss) on sale of Ryplazim business	$—	$8,881	$(600)	$8,881
Gain (loss) on sale of discontinued operations, net of income taxes $nil	$—	$10,698	$(600)	$10,698
During the six months ended June 30, 2022, the Company recorded an indemnification adjustment expense of
 $600, which represents a disputed research and development tax credit claim with a taxation authority.

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

Results and cash flows from discontinued operations
The net loss from discontinued operations for the quarter and six months ended June 30, 2022 and 2021 are presented below:

	Quarter ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenues	$8	$423	$15	$949

Expenses
Cost of sales and other production expenses	—	750	—	1,456
Research and development expenses 1)	(389)	27,992	(1,201)	32,355
Administration expenses	—	1,095	—	2,190
Gain on foreign exchange	(12)	(4)	(12)	(138)
Finance costs	143	823	143	2,166
Current income taxes	—	1	—	1
Income (loss) from discontinued operations, net of income taxes	$266	$(30,234)	$1,085	$(37,081)
1)
  Research and development expense (income) includes expenses (income) recognized in regards to a provision relating to an agreement with a contract development and manufacturing organization, or CDMO, which is accounted for in part as a lease (note 4) and an onerous contract (note 5). The expense (income) results from changes to the discounted value of the provision caused by increases/decreases in expected payments, which include increases in the annual inflation rate that exceed 3%, and by changes in the discount rates used to calculate the net present value of the provision (note 5).
The consolidated statements of cash flows for the six months ended June 30, 2022 and 2021 were not restated to present the cash flows from the discontinued operations separately as the Company selected to provide this information in the present note. The cash flows from the discontinued operations and the gain on sale of discontinued operations for the six months ended June 30, 2022 and 2021 are presented in the following table:

	June 30, 2022	June 30, 2021

Cash flows from operating activities 1)	$—	$4,734
Cash flows used in financing activities	—	(3,469)
Cash flows used in investing activities	—	20,250
Net effect of currency exchange rate on cash	—	(31)
Cash flows generated during the period	$—	$21,484

1)
When compiling the cash flows from discontinued operations which include only certain entities from the Liminal group of companies, intra-group cash transfers between entities in the discontinued operations group and those

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

part of continuing activities, for example the funding provided by Liminal to the discontinued operations, have been classified as part of the operating activities cash flows.

4.	Lease liabilities
The transactions affecting the lease liabilities during the six months ended June 30, 2022 were as follows:

Balance at January 1, 2022	$ 22,471
Interest expense	782
Payments	(392)
Lease modification and other remeasurements	143
Effect of foreign exchange differences	113
Balance at June 30, 2022	$ 23,117
Less current portion of lease liabilities	(9,530)
Long-term portion of lease liabilities	$ 13,587

5.	Provisions
The transactions affecting the provisions during the six months ended June 30, 2022 were as follows:

Balance at January 1, 2022	$22,195
Decrease to provision during the period	(180)
Effect of foreign exchange difference	(151)
Interest expense	241
Effect of changes in the discount rate	(938)
Balance at June 30, 2022	$21,167
Less current portion of provision	(7,971)
Long-term portion of provision	$13,196

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

6.	Warrant liability
As part of the consideration for the private placement completed on November 3, 2020 where SALP and another investor participated equally, and the subsequent amendment to this private placement agreement on November 25, 2020, the Company issued a total of 7,894,734 warrants that expire on November 3, 2025. Both of these issuances combined are referred to as the November 2020 warrants. Each warrant can be exercised to acquire one common share at an exercise price initially set at USD 5.50 and that can be reduced if equity financings are completed at a lower price before its expiry. The November 2020 warrants do not meet the definition of an equity instrument since the exercise price is denominated in USD which is different than the functional currency of Liminal which is CAD. Consequently, they are accounted for as a financial instrument, presented as a warrant liability in the consolidated statement of financial position and carried at fair value through profit or loss.
The fair value of the November 2020 warrants was $447 and $1,754 at June 30, 2022 and December 31, 2021, respectively. The fair value for the November 2020 warrants held by SALP was $224 and $877 on those same dates. A gain of $1,064 and $1,307, resulting from the change in fair value of the November 2020 warrants during the quarter and the six months ended June 30, 2022, respectively ($1,402 and $1,556 for the quarter and six months ended June 30, 2021, respectively), was recognized in the consolidated statement of operations.
The fair value of the November 2020 warrants on the various dates discussed above was calculated using a Black-Scholes option pricing model in a Monte Carlo simulation in order to evaluate the downward adjustment mechanism to the exercise price. The assumptions used at the different valuation dates are provided in the table below:

	June 30, 2022	December 31, 2021
Underlying common share fair value (in USD)	$0.51	$1.09
Remaining life until expiry	3.3	3.8
Volatility	55.0%	56.0%
Risk-free interest rate	3.05%	1.13%
Expected dividend rate	—	—
Fair value of a warrant calculated using a Black-Sholes pricing model (in USD)	$0.01	$0.08
Fair value of exercise price adjustment mechanism (in USD)	$0.05	$0.16
Illiquidity discount	24.0%	28.0%
Fair value of a warrant (in USD)	$0.04	$0.18
Fair value of a warrant (in CAD)	$1.03	$0.22

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

7.	Long-term debt

Balance at January 1, 2022	$38,311
Stated and accreted interest	520
Repayment of principal and interest	(39,123)
Loss on extinguishments of liabilities	292
Balance at June 30, 2022	$—
On February 15, 2022, the Company settled the entirety of the first and second term loans, representing an aggregate principal amount of $39,123 and the stated interest accrued of $484, for an amount of $39,123, thus terminating the consolidated loan agreement with SALP and releasing the security interests granted by the Company over its assets pursuant to the loan agreement and related documents. The difference of $292 between the carrying amount of the loans extinguished and the cash payment was recorded as a loss on extinguishment of liabilities. The Company incurred $40 in legal fees in relation to this transaction, which were recorded against the loss on extinguishment of liabilities.
The repayment also terminated the royalty stream agreement with SALP resulting in the derecognition of the royalty payment obligation to SALP included in other long-term liabilities and the recognition of a gain on extinguishment of liabilities of $120.
In concurrence with the repayment, the 168,735 warrants held by SALP and having an exercise price of $15.21 per common share (note 8c) were cancelled.

8.	Share capital and other equity instruments

a)	Share capital
Authorized and without par value
Common shares:  unlimited number authorized, participating, carrying one vote per share, entitled to dividends.
Preferred shares:  unlimited number authorized, issuable in one or more series.

-
Series A preferred shares: unlimited number authorized, no par value, non-voting,
ranking in priority to the common shares, entitled to the same dividends as the common shares, non-transferable,
redeemable at the redemption amount offered for the common shares upon a change in control event.

There were no changes in the issued and outstanding common shares during the six months ended June 30, 2022 and 2021. At June 30, 2022 and 2021, the number of common shares outstanding were as follows:

	June 30, 2022		June 30, 2021
	Number	Amount	Number	Amount
Balance - end of period	31,042,560	$979,849	29,943,839	$977,261

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

b)	Contributed surplus (Share-based payments)
Stock options
For stock options having a CAD exercise price, the changes in the number of stock options outstanding during the six months ended June 30, 2022 and 2021 were as follows:

	June 30, 2022		June 30, 2021
	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)
Balance - beginning of period	1,027,778	$21.39	2,485,555	$18.70
Forfeited	—	—	(850,274)	15.11
Expired	(76)	2,117.37	—	—
Balance - end of period	1,027,702	$21.23	1,635,281	$20.56
For options having a USD exercise price, the changes in the number of stock options outstanding during the quarters ended June 2022, and 2021 were as follows:

	June 30, 2022		June 30, 2021
	Number	Weighted average exercise price (USD)	Number	Weighted average exercise price (USD)
Balance - beginning of period	749,000	$3.49	305,000	$4.70
Granted	608,500	0.67	90,000	4.65
Forfeited	(45,000)	1.81	—	—
Expired	—	—	—	—
Balance - end of period	1,312,500	$2.24	395,000	$4.69
2022
In March 2022,
165,000
stock options having an exercise price of USD
1.02
and vesting over a period of up to
four years
were issued to executives and a member of the Board of Directors. In June 2022,
443,500
stock options having an exercise price of USD
0.54
and vesting over a period of up to four years, were issued to executives, Board members and employees.
2021
In January 2021,
40,000
stock options having an exercise price of USD 5.34, of which
20,000
stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors. In June 2021,
50,000
stock options having an exercise price of USD
4.09
, of which
25,000
stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors.
The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the quarters ended June 30, 2022 and 2021 were as follows:

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

	June 30, 2022	June 30, 2021

Expected dividend rate	—	—
Expected volatility of share price	115.8%	115.5%
Risk-free interest rate	2.85%	0.99%
Expected life in years	6.8	6.5
Weighted average grant date fair value	$0.75	$5.00
At June 30, 2022, stock options issued and outstanding denominated in CAD and USD by range of exercise price are as follows:

Range of exercise price for stock option issued in CAD	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price ($)	Number exercisable	Weighted average exercise price ($)

$11.99-$15.21	972,428	7.09	$14.94	726,053	$14.97
$27.00-$2,070.00	55,274	6.84	131.89	55,274	131.89
	1,027,702	7.07	$21.23	781,327	$23.25
Range of exercise price for stock option issued in USD	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price (USD)	Number exercisable	Weighted average exercise price (USD)
$0.54	433,500	9.9	$0.54	—	$—
$1.02 - $2.17	479,000	9.4	$1.77	—	—
$3.93-$5.34	380,000	8.6	4.31	287,500	4.34
$10.80	20,000	8.3	10.80	10,000	10.80
	1,312,500	9.3	$2.24	297,500	$4.56

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022
(In thousands of Canadian dollars, except for per share amounts)

Restricted share units (RSU)
Changes in the number of RSU outstanding during the six months ended June 30, 2022 and 2021 were as follows:

	June 30, 2022	June 30, 2021
Balance - beginning of period	—	4,216
Forfeited	—	(4,048)
Paid in cash	—	(144)
Balance - end of period	—	24
There have been no expense
s
recorded in 2022 or in 2021 for RSU.
Share-based payments expense
The total share-based payments compensation expense has been included in the consolidated statements of operations for the quarters and six months ended June 30, 2022 and 2021 as indicated in the following table:

	Quarter ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Research and development expenses	$256	$467	$523	$437
Administration expenses	281	899	633	1,873
Loss from discontinued operations	—	(409)	—	(444)
	$537	$957	$1,156	$1,866

c)	Warrants
The following table presents the number of warrants outstanding with an exercise price in CAD during the six months ended June 30, 2022 and 2021:

	June 30, 2022		June 30, 2021
	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)
Balance of warrants - beginning of period	172,735	$84.33	172,735	$84.33
Cancelled (note 7)	(168,735)	15.21	—	—
Balance of warrants - end of period	4,000	$3,000.07	172,735	$84.33
There were no changes in the number of warrants having a USD exercise price during the quarter ended June 30, 2022 and 2021. These are the same warrants presented as a warrant liability (note 6) and they are listed here with the warrants classified as equity instruments, simply so the readers may see all the warrants outstanding together. At June 30, 2022, the number of warrants outstanding by exercise price were as follows:

	June 30, 2022
	Number	Weighted average exercise price (USD)
Balance of warrants - end of period	7,894,734	$5.50
The 7,894,734 warrants shown in the table above, are those accounted for as a warrant liability (note 6) and are included in this note in order that all the outstanding warrants are presented in aggregate in the tables above.
The warrants outstanding at June 30, 2022, their exercise price in CAD or in USD, expiry rate and the overall weighted average exercise price in both currencies are as follows:

LIMINAL BIOSCIENCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2022

(In thousands of Canadian dollars, except for per share amounts)

	Number	Expiry date	Exercise price (CAD)
Warrants outstanding with an exercise price in CAD	4,000	January 2023	$3,000.00
	Number	Expiry date	Exercise price (USD)
Warrants outstanding with an exercise price in USD	7,894,734	November 2025	$5.50
On February 15, 2022, the 168,735 warrants having an exercise price of $15.21 were cancelled (note 7).

9.	Related party transactions
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below and in other notes according to the nature of the transactions. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.
At June 30, 2022, a former CEO had a balance of $266 ($283 at December 31, 2021), owing to the Company under a tax equalization program. The amounts need to be repaid to the Company following the receipt of a refund by the former employee from the taxation authority for each of the two years covered by the program. At June 30, 2022, $59 of the balance is repayable immediately to the Company for the first year of the tax equalization program.
All material transactions with SALP are disclosed in notes 6 and 7 where the particular transactions are disclosed, and otherwise in this note.
During the quarter and six months ended June 30, 2022, the Company also recorded legal expenses of $46 and $205, respectively ($145 for the quarter and six months ended June 30, 2021), incurred by SALP and is required to be reimbursed by the Company pursuant to the subscription agreement signed with SALP on April 14, 2019. On October 1, 2021, the Company entered into a forbearance agreement with SALP and Thomvest to forbear the reimbursement of such legal fees incurred between October 1, 2021 and June 30, 2022, until the latter date.
On
 June 30, 2022, the Company paid to SALP the entire balance due under the forbearance agreement of $349.

10.	Subsequent event
On
August 8
, 2022, the Company acquired for USD 30, 100% of the outstanding preferred and common shares, resulting in the Company now having 100%
control of our subsidiary Pathogen Removal Diagnostic Technologies Inc., or PRDT. As a result of the acquisition of the non-controlling
interest, or NCI, in PRDT, from the transaction date, we will no longer be presenting a balance pertaining to the NCI on our consolidated statement of financial position nor the NCI in the results of PRDT in the consolidated statement of operations, since it will be nil from that point onwards. The balance of the NCI on the statement of financial position on
August 8
, 2022, which hasn’t been finalized at the date of these interim financial statements but should approximate the balance at June 30, 2022 which was a debit of
$9,609, will be reclassified against the deficit account during the quarter ended September 30, 2022.